United States securities and exchange commission logo





                              October 1, 2021

       Jonathan Neman
       Chief Executive Officer
       Sweetgreen, Inc.
       3101 W. Exposition Boulevard
       Los Angeles, CA 90018

                                                        Re: Sweetgreen, Inc.
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
14, 2021
                                                            CIK No. 0001477815

       Dear Mr. Neman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1, submitted September 14, 2021

       Cover Page

   1. We note your graphic prominently showing your number of restaurants, average unit volume, revenue CAGR,
restaurant-level profit margin, total digital revenue, net promoter score, and active
customers. We also note that in the footnotes to this graphic, you indicate that some of
this information is from fiscal 2019. Please update this graphic to reflect more current
metrics, for fiscal 2020 or the most recent interim period presented in your filing, or remove
the graphic from your filing.
 Jonathan Neman
FirstName
Sweetgreen,LastNameJonathan Neman
            Inc.
Comapany
October    NameSweetgreen, Inc.
        1, 2021
October
Page 2 1, 2021 Page 2
FirstName LastName
Prospectus Summary
What Sets Sweetgreen Apart
Digitally-Driven Restaurants, page 4

2. We note your amended disclosure in footnote 1 to the graphic at the bottom of page five that the data presented "Excludes customers who were not existing sweetgreen customers prior to the relevant quarter of measurement, as well as certain groups that we do not believe reflect the average sweetgreen digital customer, such as sweetgreen employees and aggregate ordering platform accounts, which constitute an immaterial portion of our digital orders." Please amend your disclosure to clarify how you determine groups that
         "reflect the average sweetgreen digital customer," and to identify all groups that have been excluded from the data presented in your graphic. Please also tell us whether all groups that are excluded from this metric represent "an immaterial portion" of your digital orders.
Our Growth Strategies
Grow Our Restaurant Footprint, page 10

3. We note your response to comment 2, and your amended disclosure clarifying that this trend occurred prior to the impact of the COVID-19 pandemic. However, given that the COVID-19 pandemic affected your 2020 operating results, and your disclosure elsewhere that "changes in economic conditions and the customer behavior trends they drive, including long-term customer behavior trends following the COVID-19 pandemic .
         . . are uncertain," please amend your disclosure to provide similar data for your fiscal year ended 2020, to provide investors with the most current information related to trends affecting your operations.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 89

4. We note your response to comment 3, and your amended disclosure that "[y]ear two Cash-
         on-Cash Returns for restaurants opened since 2018 were significantly impacted by the
         COVID-19 pandemic and therefore we believe not representative of our historical or targeted future performance." However, we are not persuaded by your response. The
         COVID-19 pandemic and related impact are part of your historical performance, and the future effects of the COVID-19 pandemic are uncertain. Therefore, to provide investors with the most current and accurate data about your historical Cash-on-Cash returns, please update your disclosure to include year two Cash-on-Cash returns for restaurants opened since 2018. As a related matter, please amend your disclosure to explain, as you do in your response, why you do not include year one Cash-on-Cash returns in your filing.
Underwriting, page 206

5.       We note your disclosure that "We currently anticipate that up to     %
of the shares of
         Class A common stock offered hereby will, at our request, be offered to retail investors
 Jonathan Neman
Sweetgreen, Inc.
October 1, 2021
Page 3
      through Robinhood Financial, LLC, as a selling group member, via its online brokerage platform. Robinhood Financial is not acting as an underwriter in this offering and is not affiliated with the company." Please remove the language indicating that Robinhood
      Financial is not acting as an underwriter in this offering. In addition, please tell us whether the "Robin Hood," of whose leadership council Mr. Blumenthal is a member, is related to or is the same entity as Robinhood Financial, LLC. If so, tell us how you determined that you are not affiliated with Robinhood Financial, LLC. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                           Sincerely,
FirstName LastNameJonathan Neman
                                                           Division of
Corporation Finance
Comapany NameSweetgreen, Inc.
                                                           Office of Trade &
Services
October 1, 2021 Page 3
cc:       Siana E. Lowrey
FirstName LastName